SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

The GAAP financial statements in this Form 6-K of On Track Innovations Ltd. (the “Company”) are incorporated by reference into the registration statements on Form F-3  (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: March 7, 2012

Press Release

OTI Reports FY 2011 Financial Results

•	Revenues of $51.3M with Gross Margin of 51%
•	Revenues from Licensing and Transaction Fees up 199% to $12.1M
•	Strong Balance Sheet with $28.5M in Cash, Cash Equivalents and Short Term Investments

ISELIN, NJ, – March 7, 2012 – On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV), designs, develops and markets secure identification, payment and transaction processing technologies and solutions for use in secure ID, NFC , payment, petroleum and loyalty applications based on its extensive patent and IP portfolio, today announced its results for the fourth quarter and FY 2011 ended December 31, 2011.

The following are various financial figures that compare FY 2011 to FY 2010, unless noted otherwise.

2011 Highlights:

•	Total revenues of $51.3M decreased 4% vs. $53.6M last year. Revenues for Q4 2011 were $16.0M, up 60% compared to $10.0M in Q4 2010.

•	Revenues from Licensing and Transaction Fees increased by 199% to $12.1M vs. $4.0M last year.

•	Gross margin was 51% for 2011.

•	GAAP operating expenses increased by 9% to $32.7M vs. $30.1M last year. Non-GAAP operating expenses increased by 16% to $30.3M compared to $26.1M last year.

•	GAAP operating loss was $6.4M, compared to GAAP operating loss of $1.2M last year. Non-GAAP operating loss was $4.0M, compared to non-GAAP operating profit of $2.8M last year.

•	Q4 GAAP operating profit was $634,000, compared to GAAP operating loss of $2.6M last year. Q4 non-GAAP operating profit was $1.1M, compared to non-GAAP operating loss of $1.8M last year.

•	GAAP net loss attributable to shareholders was $6.9M, a 12% increase compared to $6.2M last year.

•	Strong balance sheet with cash, cash equivalents and short-term investments of $28.5M at December 31, 2011.

Oded Bashan, Chairman and Chief Executive Officer of OTI, commented, “In 2011 there was a significant increase in our licensing and transaction fees revenues with expansion of our customer base. We had revenues coming from a larger number of new programs and existing projects expanding and progressing to commercial deployment.”

Mr. Bashan continued: “we are launching a cost cutting program that we believe will streamline our operations by the end of the year and includes amongst other, some workforce reduction, consolidation and reduction in low margin operations, outsourcing and partnerships with third parties.”

Mr. Bashan concluded: “Revenues for 2012 are expected to be about $50M with gross margin of 50-52% and we expect to be able to reduce our operating expenses level to $26M for the year (excluding stock options compensation and amortization of intangible assets expenses)”.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of operating expenses, operating income, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash stock-based compensation expenses related to employees and non employees in accordance with the requirements of Accounting Standards Codification (“ASC”) Topic 718 (originally issued as SFAS No. 123(R)) and ASC Subtopic 505-50 - Equity-Based Payments to Non-Employees (formerly EITF 96-18); amortization of intangible assets; and results from discontinued operations. OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

Conference Call and Webcast Information
OTI will host a conference call and simultaneous Webcast today at 9:00 AM ET to discuss its operating results and the company’s outlook. Details are as follows:

Dial in#: Live Webcast/Replay: Telephone Replay:	Toll Free 1-888-407-2553 (U.S.) or 1-800-227-297 (Israel) http://www.otiglobal.com/Investors_Introduction 1-888-295-2634 (U.S. toll free) until midnight 3/14/12

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. ("OTI") designs, develops and markets secure identification, payment and transaction processing technologies and solutions for use in secure ID, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, NFC, contactless payment and loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

OTI Contacts:
Galit Mendelson	Jay M. Meier
VP, Corporate Relations	SVP, Business Development & Investor Relations
732 429 1900 ext. 111	OTI America, Inc.
galit@otiglobal.com	732 429 1900 ext. 104
jaym@otiglobal.com

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements.  Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  Forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, products, plans, and future results of operations or current expectations. Forward-looking statements could be impacted by the effects of the protracted evaluation and validation periods in the U.S. and other markets for contactless payment cards, market acceptance of new and existing products and our ability to execute production on orders, as well as other risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2010, and in subsequent filings with the Securities and Exchange Commission.   Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved.  Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

# # #
(TABLES TO FOLLOW)

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	December 31
	2010	2011
	(Audited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	$15,409	$12,517
Short-term investments	8,594	15,952
Trade receivables (net of allowance for doubtful
accounts of $2,832 and $233 as of December 31, 2010
and December 31, 2011, respectively)	5,072	11,328
Receivables from sale of operation	2,336	-
Other receivables and prepaid expenses	1,532	1,947
Inventories	8,448	8,196

Total current assets	41,391	49,940

Severance pay deposits fund	1,355	1,473

Property, plant and equipment, net	14,826	13,227

Intangible assets, net	942	609

Goodwill	-	485

Total Assets	$58,514	$65,734

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	December 31
	2010	2011
	(Audited)	(Unaudited)
Liabilities and Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$6,881	$6,793
Trade payables	6,874	8,441
Other current liabilities	8,954	5,315
Total current liabilities	22,709	20,549

Long-Term Liabilities
Long-term loans, net of current maturities	5,189	4,026
Accrued severance pay	3,727	4,502
Deferred tax liability	84	65
Total long-term liabilities	9,000	8,593

Total Liabilities	31,709	29,142

Liabilities related to discontinued operation	689	150

Commitments and Contingencies

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized –
50,000,000 shares as of December 31, 2010 and
December 31, 2011; issued: 25,384,010 and 32,313,761
shares as of December 31, 2010 and December 31, 2011,
respectively; outstanding: 24,821,535 and 31,135,062 shares
as of December 31, 2010 and December 31, 2011, respectively	610	808
Additional paid-in capital	190,933	209,741
Treasury shares at cost – 562,475 and 1,178,699 shares as of December 31,
2010 and December 31, 2011, respectively	(1,136)	(2,000)
Accumulated other comprehensive income (loss)	645	(83)
Accumulated deficit	(164,812)	(171,737)
Shareholder’s equity	26,240	36,729
Non-controlling interest	(124)	(287)

Total Equity	26,116	36,442

Total Liabilities and Equity	$58,514	$65,734

ON TRACK INNOVATIONS LTD.
GAAP CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Year ended December 31		Three months ended December 31
	2010	2011	2010	2011
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Sales	$49,590	$39,200	$8,804	$7,959
Licensing and transaction fees	4,037	12,055	1,239	8,083
Total revenues	53,627	51,255	10,043	16,042

Cost of revenues
Cost of sales	24,748	24,225	4,732	6,158
Cost of licensing and transaction fees	-	714	-	714
Total cost of revenues	24,748	24,939	4,732	6,872

Gross profit	28,879	26,316	5,311	9,170
Operating expenses
Research and development	8,373	9,163	2,194	2,458
Selling and marketing	11,643	13,705	2,127	3,595
General and administrative	9,479	9,346	3,443	2,386
Amortization of intangible assets	575	507	144	97

Total operating expenses	30,070	32,721	7,908	8,536

Operating profit (loss)	(1,191)	(6,405)	(2,597)	634
Financial expense, net	(1,397)	(419)	(580)	(150)

Profit (loss) before taxes on income	(2,588)	(6,824)	(3,177)	484
Taxes on income	(411)	(269)	(246)	(127)

Net profit (loss) from continuing operations	(2,999)	(7,093)	(3,423)	357
Net loss from discontinued operations	(3,292)	-	(835)	-

Net profit (loss)	(6,291)	(7,093)	(4,258)	357

Net loss attributable to noncontrolling interest	102	168	38	108
Net profit (loss) attributable to shareholders	$(6,189)	$(6,925)	$(4,220)	$465

Basic and diluted net profit (loss) attributable to
shareholders per ordinary share
From continuing operations	$(0.12)	$(0.22)	$(0.14)	$0.01
From discontinued operations	$(0.13)	$-	$(0.03)	$-
	$(0.25)	$(0.22)	$(0.17)	$0.01
Weighted average number of ordinary shares used in computing basic net profit (loss) per ordinary share	24,615,526	31,524,719	25,137,031	32,051,476
Weighted average number of ordinary shares used in computing diluted net profit (loss) per ordinary share	24,615,526	31,524,719	25,137,031	33,459,677

ON TRACK INNOVATIONS LTD.
UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENT
The following tables reflect selected On Track Innovations Ltd, non-GAAP results reconciled to GAAP results:
(In thousands, except share and per share data)

	Year ended December 31		Three months ended December 31
	2010	2011	2010	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

OPERATING EXPENSES
GAAP operating expenses	$30,070	$32,721	$7,908	$8,536
Less:
Stock based compensation expenses	(3,394)	(1,909)	(660)	(338)
Amortization of intangible assets	(575)	(507)	(144)	(97)

Non GAAP Operating expenses	$26,101	$30,305	$7,104	$8,101

OPERATING PROFIT (LOSS)
GAAP Operating profit (loss)	$(1,191)	$(6,405)	$(2,597)	$634
Plus:
Stock based compensation expenses	3,419	1,933	665	345
Amortization of intangible assets	575	507	144	97

Non GAAP Operating profit (loss)	$2,803	$(3,965)	$(1,788)	$1,076

NET PROFIT (LOSS) ATTRIBUTABLE TO SHAREHOLDERS
GAAP Net profit (loss) attributable to shareholders	$(6,189)	$(6,925)	$(4,220)	$465
Plus:
Stock based compensation expenses	3,419	1,933	665	345
Amortization of intangible assets	575	507	144	97
Net loss from discontinued operations	3,292	-	835	-

Non GAAP net profit (loss) attributable to shareholders	$1,097	$(4,485)	$(2,576)	$907

BASIC NET PROFIT (LOSS) ATTRIBUTABLE TO SHAREHOLDERS PER ORDINARY SHARE
GAAP Basic net profit (loss) attributable to shareholders per ordinary share	$(0.25)	$(0.22)	$(0.17)	$0.01
Plus:
Stock based compensation expenses	0.14	0.06	0.03	0.01
Amortization of intangible assets	0.02	0.02	0.01	0.01
Net loss from discontinued operations	0.13	-	0.03	-
Non GAAP Basic net profit (loss) attributable to shareholders per ordinary share	$0.04	$(0.14)	$(0.10)	$0.03

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Year ended December 31
	2010	2011
	(Audited)	(Unaudited)
Cash flows from operating activities
Net loss from continuing operations	$(2,999)	$(7,093)
Adjustments required to reconcile net loss to
net cash used in continuing operating activities:
Stock-based compensation related to options and shares issued
to employees and others	3,419	1,933
Loss (gain) on sale of property and equipment	(3)	24
Amortization of intangible assets	575	507
Depreciation	1,553	1,679

Changes in operation assets and liabilities:
Accrued severance pay, net	111	657
Accrued interest and linkage differences on long-term loans	164	(370)
Decrease in deferred tax liability	(36)	(19)
Linkage differences on receivable from sale of operation	-	(68)
Decrease (increase) in trade receivables	1,484	(6,392)
Increase in allowance for doubtful accounts	29	28
Decrease (increase) in other receivables and prepaid expenses	892	(452)
Decrease (increase) in inventories	(2,377)	219
Increase (decrease) in trade payables	(2,704)	2,159
Decrease in other current liabilities	(7,020)	(3,693)
Net cash used in continuing operating activities	(6,912)	(10,881)

Cash flows from investing activities

Acquisition of business operation	-	(400)
Purchase of property and equipment	(2,346)	(1,191)
Payment of contingent consideration in connection with the purchase of a subsidiary	(186)	-
Purchase of short term investments	(5,230)	(14,697)
Proceeds from maturity or sale short term investments	2,013	7,420
Other, net	20	93
Net cash used in continuing investing activities	(5,729)	(8,775)

Cash flows from financing activities
Decrease in short-term bank credit, net	(311)	(1,510)
Proceeds from long-term bank loans	4,650	2,814
Repayment of long-term bank loans	(1,031)	(2,146)
Proceeds from issuance of shares, net of issuance expenses	-	16,619
Payments to acquire treasury shares	(1,136)	(864)
Proceeds from receipt on account of shares and exercise of options and
warrants, net	80	208
Net cash provided by continuing financing activities	2,252	15,121

Cash flows from discontinued operations
Net cash used in discontinued operating activities	(3,305)	(539)
Net cash provided by discontinued investing activities	2,300	2,404
Total net cash provided by (used in) discontinued activities	(1,005)	1,865

Effect of exchange rate changes on cash	(81)	(222)

Decrease in cash and cash equivalents	(11,475)	(2,892)
Cash and cash equivalents at the beginning of the year	26,884	15,409

Cash and cash equivalents at the end of the year	$15,409	$12,517